ALBERTA COMPLIANCE SERVICES INC.



March 24, 2003

Securities & Exchange Commission
450 Fifth Street N. W.
Washington, DC
USA 20549

SUPPL

Attention: Office of International Corporate Finance

Dear Sirs:

Re: International Health Partners Inc. (formerly Canadian Dental Partners Inc.)
File No. 82-4868

Please accept for filing the following documents that include information required to be made public:

1. News Release dated February 25, 2003
2. Interim Financial Statements for the 6 months ended December 31, 2002
3. BCSC Form 51-901F
4. Qualifying Issuer Certificate

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

Yours truly,
ALBERTA COMPLIANCE SERVICES INC.

Sherri Van Ham
Associate


SEC MAIL PROCESSING
RECEIVED
APR 03 2003
WASH, D.C. 155 SECTION

602, 304 - 8 Avenue S.W. Calgary, Alberta Canada T2P 1C2
Phone: (403) 216-8450 * Fax: (403) 216-8459 * info@albertacompliance.com * www.albertacompliance.com

82-4868

PCG VENTURES INC. ANNOUNCES CLOSING OF QUALIFYING TRANSACTION

INTERNATIONAL HEALTH PARTNERS ANNOUNCES CLOSING OF PRIVATE PLACEMENT


SEC MAIL PROCESSING
RECEIVED
APR 0 8 2003
WASH. D.C. 155 SECTION

SYMBOL: PCG TSX Venture
SYMOBL: IHP TSX Venture

February 24, 2003

Calgary – PCG Ventures Inc. (the "Corporation") is pleased to announce that it has closed the previous announced Qualifying Transaction whereby the Corporation has completed a private placement with International Health Partners Inc. ("Health Partners").

The Corporation has purchased 2,702,000 common shares of Health Partners at $0.10 per share for a value of $270,200.

Completion of the Qualifying Transaction was subject to a number of conditions, including Exchange acceptance and majority of the minority shareholder approval. The required shareholder approval was obtained at a meeting held January 31, 2003. All the conditions have been met except for the final Bulletin to be issued by the TSX Venture Exchange ("Bulletin"), which Bulletin is expected to be issued in early March.

After the Bulletin has been issued, the Corporation will deliver the Health Partners shares pro rata to its shareholders and will then dissolve itself. Each shareholder of the Corporation will receive one Health Partner share for each PCG Ventures shares owned. The shares will be issued on a push-out basis and therefore the current shareholders will not be required to return their shares in the Corporation for cancellation. The founder shares of PCG Ventures will continue to be subject to an Escrow Agreement.

Paul Grehan, currently a director of the Corporation, will join the Board of Directors of Health Partners upon the issuance of the Bulletin.

Health Partners announces the closing of its previously announced private placement of $300,000 whereby 3,000,000 shares will be issued or reserved by issuance at a price of $0.10 per share, subject to filing the Exchange documents and the issuance of the Exchange Bulletin. Of the 3,000,000 shares, 2,702,000 shares will be issued to PCG Ventures pursuant to the closing of their Qualifying Transaction. The balance of the private placement will be closed with employees and consultants of Health Partners.

International Health Partners Inc. provides practice management services to medial and dental practitioners, thus allowing them to focus on quality patient care. Health Partners markets and operates dental facilities in Alberta under the brand name BrightSmile Dental Centres and 310-Smile. Further information on Health Partners can be obtained form www.sedar.com or www.ihp.com.

For further information, please contact: Earle Pasquill, President, PCG Ventures Inc. Ph 604-224-1269 or David McQuaig, President, International Health Partners Inc. Ph 403-264-7664.

The TSX Venture Exchange has not reviewed and does not accept responsibility for accuracy or adequacy of this release.

82-4868


INTERNATIONAL
HEALTH
PARTNERS

INTERNATIONAL
# HEALTH PARTNERS
INC.


SEC MAIL PROCESSING
RECEIVED
APR 0 3 2003
WASH. D.C.
155
SECTION

# 2nd

## Quarter Report

**for the period ending**
**December 31, 2002**

## PRESIDENT'S REPORT TO SHAREHOLDERS

In the second quarter ending December 31, 2002, International Health Partners Inc. ("IHP") maintained stable revenues and continued to be cash flow positive despite December traditionally being a slow revenue month due to the holidays. Management anticipates healthier returns in the final two quarters of 2003. The small increase in the net loss was attributable to a $9,000 early pay-out penalty included in long term interest expense as well as a one time increase in listing and filing fees and increases in accounting fees related to developing the Company Report and Corporate Financial Model.

The PCG Ventures Inc. shareholders' meeting was held on January 31, 2003 and the Corporation has now completed that transaction. At present, Management is anticipating issuing Letters of Intent for one, possibly two acquisitions with a view to closing in the fourth quarter of 2003.

During the second quarter, Management was extremely focused on completing its Company Report and Corporate Financial Model in conjunction with Loewen & Partners Corporate Services Inc.

Going forward into 2003, we are currently in negotiations with lenders to secure 7.5 million dollars in debt equity style financing, These funds will allow IHP to successfully begin and complete a very active acquisition program.

Management is very excited of the opportunities and is confident of the progress it is making in becoming Canada's foremost dental practice management company.

Sincerely,

*"Signed"*

David B. McQuaig
President & CEO

Calgary, Alberta
February 26, 2003

82-4868

**CONSOLIDATED STATEMENT**
**OF OPERATIONS AND DEFICIT**
For the Period Ended December 31 (Unaudited)

| | Three Months | | Six Months | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| Dental facilities revenue | $ 1,015,175 | $ 856,982 | $ 2,042,765 | $ 1,729,697 |
| Medical facilities revenue | 313,043 | 302,455 | 613,695 | 583,176 |
| Management fees | 22,320 | 30,914 | 46,281 | 56,399 |
| **TOTAL REVENUE** | **1,350,538** | **1,190,351** | **2,702,741** | **2,369,272** |
| Dental, medical and lab fees | 611,828 | 562,174 | 1,227,385 | 1,107,339 |
| | 738,710 | 628,177 | 1,475,356 | 1,261,933 |
| Other income and expenses | | | | |
| Operating expenses | 537,613 | 475,482 | 1,075,527 | 937,856 |
| General and administrative | 161,091 | 142,035 | 326,181 | 284,197 |
| Amortization | 54,850 | 50,864 | 107,813 | 118,946 |
| Interest on long-term obligations | 34,330 | 16,736 | 40,731 | 35,338 |
| Other income | (1,079) | (874) | (1,617) | (3,614) |
| | 786,805 | 684,243 | 1,548,635 | 1,372,723 |
| **Net loss** | **(48,095)** | **(56,066)** | **(73,279)** | **(110,790)** |
| Deficit, beginning of the period | (1,266,945) | (1,059,346) | (1,241,761) | (1,004,622) |
| Deficit, end of the period | $(1,315,040) | $(1,115,412) | $(1,315,040) | $(1,115,412) |
| Loss per share, basic | $(0.01) | $(0.01) | $(0.01) | $(0.02) |
| Loss per share, fully diluted | $(0.01) | $(0.01) | $(0.01) | $(0.02) |

## CONSOLIDATED BALANCE SHEET

(Unaudited)

| | December 31,2002 | June 30,2002 |
|---|---|---|
| **ASSETS** | | |
| Current assets | | |
| Cash | $ - | $ - |
| Cash held in trust | 249,295 | 148,725 |
| Short-term investments | 167,385 | 138,158 |
| Accounts receivable | 331,551 | 344,245 |
| Inventory | 39,287 | 39,338 |
| Prepaid expenses and deposits | 46,050 | 63,023 |
| | 833,568 | 733,489 |
| Capital assets | 1,129,438 | 1,181,507 |
| Intangible assets | 5,700 | 6,333 |
| Goodwill | 452,005 | 452,005 |
| | **$ 2,420,711** | **$ 2,373,334** |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Current liabilities: | | |
| Bank indebtedness | $ 74,120 | $ 17,605 |
| Accounts payable and accrued liabilities | 496,707 | 708,209 |
| Other accounts payable *(Note 3)* | 249,295 | 30,000 |
| Deferred revenue | 167,385 | 138,158 |
| Current portion of long-term debt | 34,440 | 51,940 |
| Current portion of capital lease obligations | 117,672 | 67,861 |
| Convertible debenture | 70,000 | 60,000 |
| | 1,209,619 | 1,073,773 |
| Long-term debt | 10,987 | 28,207 |
| Capital lease obligations | 836,838 | 828,824 |
| | 2,057,444 | 1,930,804 |
| Shareholders' equity: | | |
| Share capital | 1,678,307 | 1,684,291 |
| Deficit | (1,315,040) | (1,241,761) |
| | 363,267 | 442,530 |
| | **$ 2,420,711** | **$ 2,373,334** |

# CONSOLIDATED STATEMENT OF CASH FLOWS

For the Period Ended December 31 (Unaudited)

| | Three Months | | Six Months | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| Cash flows from (used in) operating activities: | | | | |
| Net income (loss) | $ (48,095) | $ (56,066) | $ (73,279) | $(110,790) |
| Items not involving cash: | | | | |
| Amortization | 54,850 | 50,865 | 107,813 | 118,946 |
| Services and purchases settled with issuance of shares | - | - | 30,000 | 2,500 |
| Cancellation of common shares | - | - | (17,500) | - |
| | 6,755 | (5,201) | 47,034 | 10,656 |
| Net change in non-cash working capital relating to operating balances | 321,724 | 218,387 | 66,737 | 155,620 |
| | 328,479 | 213,186 | 113,771 | 166,276 |
| Cash flows from (used in) financing activities: | | | | |
| Issuance of common shares (net of share issue costs) | (17,100) | (7,326) | (18,484) | 308,461 |
| Proceeds from convertible debenture (net of repayments) | 10,000 | (15,000) | 10,000 | 80,000 |
| Proceeds from capital lease obligations (net of repayments) | 2,681 | (26,650) | 27,511 | (46,268) |
| Repayment of long-term debt | (22,980) | (24,363) | (34,720) | (4,035) |
| | (27,399) | (73,339) | (15,693) | 338,158 |
| Cash flows from (used in) investing activities: | | | | |
| Purchase of capital assets | (12,979) | (73,47) | (24,796) | (163,521) |
| Purchase of intangible assets | - | - | - | (35,770) |
| Business acquisition costs capitalized | - | (4,061) | - | (6,561) |
| Purchase of goodwill | - | - | - | (245,676) |
| | (12,979) | (11,408) | (24,796) | (451,528) |
| Increase (decrease) in cash and cash cash equivalents | 288,101 | 128,439 | 73,282 | 52,906 |
| Cash (deficiency), beginning of period | 54,459 | (113,501) | 269,278 | (37,968) |
| **Cash and Cash equivalents, end of period** | **$ 342,560** | **$ 14,938** | **$ 342,560** | **$ 14,938** |
| Cash and cash equivalent consist of: | | | | |
| Cash (bank indebtedness) | $ (74,120) | $ (138,182) | $ (74,120) | $ (138,182) |
| Cash held in trust | 249,295 | - | 249,295 | - |
| Short-term investments | 167,385 | 153,120 | 167,385 | 153,120 |
| | **$ 342,560** | **$ 14,938** | **$ 342,560** | **$ 14,938** |

## NOTES TO FINANCIAL STATEMENTS

### 1. GENERAL

These interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended June 30, 2002, as they do not include all of the disclosure requirements of annual financial statements.

### 2. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and methods of these financial statements are the same as those used in the annual consolidated financial statements, except the Corporation has adopted the recommendations of the Canadian Institute of Chartered Accountants on accounting for stock-based compensation effective July 1, 2002.

The recommendations require that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The recommendations encourage the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that a company is required to or has a practice of settling in cash are recorded as liabilities. For stock options granted to employees, the Corporation has adopted the disclosure only provisions of the new recommendations whereby pro-forma net income and pro forma earnings per share are disclosed in the notes to the financial statements, as if the fair value based method of accounting had been used. This disclosure is provided for stock option grants after June 30, 2002, but not for any grants on that date or prior to that date.

### 3. OTHER ACCOUNTS PAYABLE

Share subscriptions payable in the amount of $249,295 for Common Shares issued subsequent to December 31, 2002 and paid with cash held in trust at December 31, 2002.

### 4. STOCK-BASED COMPENSATION

If the Corporation had used the fair value method of accounting for stock-based compensation, the Corporation's net loss and loss per share would have been increased to the pro forma amounts indicated below:

| | Six Months Ended December 31, 2002 | | |
|---|---|---|---|
| | Net Loss | Loss per share basic | Loss per share fully diluted |
| As reported | $(73,279) | $(0.01) | $(0.01) |
| Pro forma | $(75,019) | $(0.01) | $(0.01) |

The fair value of each option grant is estimated on the date of grant to be $0.00582 per share using the Black-Scholes option pricing model with the following assumptions for grants in the six month period ended December 31, 2002: no dividends are to be paid, expected volatility of 9%, risk-free interest rate of 4.09%, and expected lives of 5 years.

### 4. COMPARATIVE FIGURES

Certain figures for the prior period financial statements have been restated to conform to the current period presentation.

82-4868

## CORPORATE INFORMATION

**BOARD OF DIRECTORS**
David B. McQuaig
Randy Dawson
Dr. Nathaniel Podilsky
Robert Syverson
H. Steve Walton

**OFFICERS**
David B. McQuaig, President and CEO
Brian Lamb, CMA, Chief Financial Officer
Randy Dawson, Secretary

**LEGAL COUNSEL**
Drummond Phillips & Sevalrud LLP

**BANK**
Bank of Montreal

**AUDITORS**
Buchanan Barry LLP

**TRANSFER SERVICES**
Computershare Trust Company of Canada

**STOCK EXCHANGE LISTING**
TSX Venture Exchange
**Trading Symbol "IHP"**


**HEAD OFFICE**
#201, 501 – 18 Ave. S.W.
Calgary, Alberta, Canada T2S 0C7
Ph: (403) 264-7664; Fax: (403) 264-7640
Website: www.ihp.ca

82-4868

# INTERNATIONAL HEALTH PARTNERS INC.

Quarterly Report to Shareholders for the Second Quarter December 31, 2002

## FORM 51-901F

## Quarterly Report

**Incorporated as part of:**

[ ] **Schedule A**

[X] **Schedules B & C**

**ISSUER DETAILS:**

| | |
|---|---|
| NAME OF ISSUER: | International Health Partners Inc. |
| ISSUER ADDRESS: | Suite 201, 501 – 18 Ave. S.W.<br>Calgary, Alberta T2S 0C7 |
| ISSUER TELEPHONE NUMBER: | 403-264-7664 |
| ISSUER FAX NUMBER: | 403-264-7640 |
| CONTACT PERSON: | David B. McQuaig |
| CONTACT'S POSITION: | President & CEO |
| CONTACT'S TELEPHONE NUMBER: | 403-264-7664 |
| FOR QUARTER ENDING: | December 31, 2002 |
| WEB SITE | www.ihp.ca |
| CONTACT E-MAIL ADDRESS: | davidb@ihp.ca |
| DATE OF REPORT: | February 21, 2003 |

**CERTIFICATE**

**THE THREE SCHEDULES REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE BOARD OF DIRECTORS HAS APPROVED THE DISCLOSURE CONTAINED THEREIN. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.**

| Name of Director | Signed (Typed) | Date Signed (YY/MM/DD) |
|---|---|---|
| David B. McQuaig | *"David B. McQuaig"* | 2003/02/21 |
| Nathaniel Podilsky | *"Nathaniel Podilsky"* | 2003/02/21 |

## SCHEDULE B

### SUPPLEMENTARY INFORMATION
### FOR THE SIX MONTH PERIOD ENDED DECEMBER 31, 2002

1. ANALYSIS OF EXPENSES

For the six month period ended December 31, 2002, dental, medical and lab fees in the amount of $1,227,385 consist of professional fees of $1,052,680 and lab fees of $174,705.

Other expenses are broken down into four main categories. $1,075,527 relates to operating expenses directly incurred in the daily operation of medical and dental facilities, including wages in the amount of $566,181. $326,181 relates to general and administrative expenses incurred by head office. These consist of expenses incurred by the management team in Calgary and the accounting department in Edmonton. They include salaries in the amount of $181,449 as well as general office expenses, marketing and staffing administration expenses. Depreciation and amortization of $107,813 relates to facilities and equipment.

2. RELATED PARTY EXPENDITURES

There were no related party transactions.

3. (a) SUMMARY OF SECURITIES ISSUED DURING THE PERIOD

| Date of Issue | Type of Security | Type of Issue | Number | Price | Total Proceeds | Type of Consideration |
|---|---|---|---|---|---|---|
| July 23 | Shares | Acquisition | 150,000 | $0.10 | $15,000 | Assets |
| August 19 | Shares | Acquisition | 150,000 | $0.10 | $15,000 | Assets |
| August 23 | Shares | Cancellation | 100,000 | $0.175 | $(17,500) | Services |

(b) SUMMARY OF OPTIONS GRANTED DURING THE PERIOD

| Date | Number | Name of Optionee | Exercise Price | Expiry Date |
|---|---|---|---|---|
| Sept. 5 | 40,000 | David McQuaig | $0.10 | September 5, 2007 |
| Sept. 5 | 40,500 | Dr. N. Podilsky | $0.10 | September 5, 2007 |
| Sept. 5 | 75,000 | Brian Lamb | $0.10 | September 5, 2007 |
| Sept. 5 | 20,500 | Randy Dawson | $0.10 | September 5, 2007 |
| Sept. 5 | 16,000 | Robert Syverson | $0.10 | September 5, 2007 |
| Sept. 5 | 16,000 | Steve Walton | $0.10 | September 5, 2007 |
| Sept. 5 | 16,000 | Dr. S. Rajpal | $0.10 | September 5, 2007 |
| Sept. 5 | 20,000 | Suzanne Armstrong | $0.10 | September 5, 2007 |
| Sept. 5 | 10,000 | Rita Loken | $0.10 | September 5, 2007 |
| Sept. 5 | 5,000 | Mariann McPherson | $0.10 | September 5, 2007 |
| Sept. 5 | 5,000 | Jo-Ann Collison | $0.10 | September 5, 2007 |
| Sept. 5 | 35,000 | Dr. D. Daniel | $0.10 | September 5, 2007 |

4. (a) & (b) PARTICULARS OF AUTHORIZED CAPITAL AND SUMMARY OF SHARES ISSUED AND OUTSTANDING

| | |
|---|---|
| Authorized: | Unlimited Common Shares with no par value |
| Issued: | 8,624,774 Common Shares |
| Value of Common Shares: | $1,678,307 |

**SCHEDULE B – SUPPLEMENTARY INFORMATION** cont'd

4. (c) SUMMARY OF OPTIONS AND WARRANTS OUTSTANDING AS AT DECEMBER 31, 2002:

| Security | Number | Exercise Price | Expiry Date |
|---|---|---|---|
| Options | 181,200 | $0.25 | October 6, 2004 |
| Options | 39,200 | $0.36 | March 16, 2005 |
| Options | 293,100 | $0.16 | October 29, 2006 |
| Options | 299,000 | $0.10 | September 5, 2007 |
| Warrants | 1,324,500 | $0.25 | May 30, 2003 |
| Warrants | 700,000 | $0.20 | November 16, 2003 |

(d) NUMBER OF SHARES SUBJECT TO ESCROW AS AT SEPTEMBER 30, 2002

N/A

5. LIST OF DIRECTORS AND OFFICERS AS AT FEBRUARY 21, 2003

| | |
|---|---|
| David B. McQuaig | Director, President and CEO |
| Randy Dawson | Director, Secretary |
| Dr. Nathaniel Podilsky | Director |
| Robert Syverson | Director |
| Steve Walton | Director |
| Brian Lamb, CMA | Chief Financial Officer |

## SCHEDULE C

### MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTH PERIOD ENDING DECEMBER 31, 2002

### DESCRIPTION OF BUSINESS

International Health Partners Inc. provides practice management services to medical and dental practitioners, thus allowing them to focus on quality patient care. The Corporation markets and operates dental facilities with the brand Brightsmile Dental Centres and trades under the symbol IHP on the TSX Venture Exchange.

### DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

- For the six month period ended December 31, 2002, the Corporation recorded total revenue of $2,702,741 of which $2,089,046 was derived from dental facilities & management fee income and $613,695 was derived from medical facilities income.

- Expenses directly relating to the dental and medical facilities income were $1,227,385. These expenses consist of professional fees of $1,052,680 and lab fees of $174,705. Operating expenses relating to the dental and medical facilities were $1,075,527, including wages in the amount of $566,181. General and administrative expenses for the management of the Corporation were $326,181, including wages in the amount of $181,448.

- The Corporation issued a news release September 30, 2002 announcing that it will issue Common Shares through a private placement for a maximum of $300,000. The issue price will be $0.10 per share. PCG Ventures Inc. will purchase the majority of the shares. The placement is subject to regulatory approval and the approval of the shareholders of PCG Ventures Inc.

- The Corporation renewed the dental contract with the Graduate Students Association of the University of Alberta for a two-year period commencing October 15, 2002 to October 14, 2004.

- The Corporation granted stock options to acquire 299,000 shares to directors, officers and employees on September 5, 2002. The options have an exercise price of $0.10 and expire September 5, 2007.

- Effective July 2002, the Corporation renegotiated capital leases in the amount of $333,581. The implicit interest rate is 7.5% and the maturity date is October 2009.

- The Corporation intends to continue to acquire new dental and medical contracts over the ensuing year. Management is currently seeking acquisition capital for several existing opportunities.

- In addition, management is continuing with its previous objective of increasing revenue and profitability at the existing facilities.

---

82-4868

Certificate under Subsection 2.7(2) or (3) of
Multilateral Instrument 45-102 Resale of Securities

International Health Partners Inc. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on February 21, 2003 of 3,000,000 common shares of International Health Partners Inc, International Health Partners Inc. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Calgary this 28th day of February, 2003

INTERNATIONAL HEALTH PARTNERS INC.

*"signed"*

Per: ________________________

David B. McQuaig
President